February 14, 2008


Mr. Daniel L. Gordon:
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re: Realmark Property Investors Limited Partnership II Form 10-K for the fiscal year ended December 31, 2004
File No. 0-11909

Dear Mr. Gordon:

Thank you for sending us copies of the June 8, 2005 letter. Unfortunately, nobody remembers seeing the letter in the mail or the fax. There is no record of ever receiving the correspondence. The following is in response to that letter.

Item 15: Exhibits, Financial Statements, Schedules and Reports on Form 8K, page ll.

1. We have reviewed your response to comment # 1. We believe that you should amend your filing to include financial statements for the past three years for your equity investment in Research Triangle Industrial Park in accordance with Rule 3-09 of Regulation S-X.

Response: The general partners entered into an agreement with the limited partners to provide, among other things, that all of the Realmark Partnerships' properties be sold. To this end, the general partner has been in the process of disposing of the Partnership's assets. At December 31, 2004, the Partnership had interest in three properties, one of which was a 50% joint venture interest in Research Triangle Industrial Park West Associates Joint Venture, which owned an office/distribution facility in Raleigh, North Carolina. The remaining 50% joint venture partner was Realmark Property Investors Limited Partnership VIA, an entity affiliated through common general partners. This property was sold in 2006. The second property owned at December 31, 2004 was land held in Research Triangle Land Joint Venture. This land was also sold in 2006.

The only property left in the Partnership is Northwind Office Park, an office complex located in East Lansing, Michigan. There was a contract to sell this property also; however, the buyers were not able to come up with the capital to make the purchase. The Partnership is still actively pursuing the sale which should close sometime this year.

Considering the above transactions and the fact that Northwind is the sole property in the Partnership, we are still requesting an exemption to the

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requirement that the Partnership be required to file separate financial statements for the Research Industrial Park West Associates Joint Venture.

Note 4:  Investments in Unconsolidated Joint Venture, page F-11.

2. We have reviewed your response to prior comment 2. We understand that RPILP VIA purchased its portion of the joint venture from Research Triangle Industrial Park West Associates and that this affects its investment balance in the joint venture as well as amortization on the books of RPILP VIA. However, please explain to us how this affected the balance in partner's deficit on the books of the joint venture and how the joint venture will account for the difference upon liquidation.

Response: As addressed in our letter dated January 3, 2008, RPILP II had owned 100% of 4900 Prospectus Dr. in Research Triangle Industrial Park West Associates up until it transferred 50% of the investment to RPILP VIA. The equity positions of each partner were not equal to 50% of the equity as reported by Realmark Research because of the losses incurred prior to the transfer. In order to have the ending equity of each partnership equal 50% of the remaining joint venture upon the sale of the project, a slightly larger allocation of the gain was given to RPILP VIA. As of December 31, 2006, the equity balances of RPILP VIA and RPILP II are 50% each at $529,547.

We trust that the above clarifications are to your satisfaction and that amendments to the filings are not deemed necessary. Once we sell the third property, we will liquidate the Partnership.

Yours truly,


/s/ Joseph M. Jayson
--------------------
Joseph M. Jayson
Individual General Partner